FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month ended October, 2017

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, CFO
South County Business Park, Leopardstown, Dublin 18, Ireland.
Brendan.Brennan@iconplc.com
011-353-1-291-2000
 (Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Yes___X___	No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934.

Yes______	No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

ICON plc

Rider A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 (Registration No. 333-133371) of ICON plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company” and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON public limited company (“ICON”) is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  Our vision is to be the global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2017, we had approximately 13,117 employees, in 97 locations in 38 countries. During the nine months ended September 30, 2017, we derived approximately 46.1%, 42.4% and 11.5% of our net revenue in the United States, Europe and Rest of World respectively.

We began operations in 1990 and have expanded our business predominately through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process.  We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 011-353-1-291-2000.

Recent Developments

Changes in Board composition and executive leadership transition

On March 1, 2017, Mr. Ciaran Murray transitioned from his role as Chief Executive Officer to the role of Executive Chairman of the Board of Directors. On this date, Dr. Steve Cutler was appointed as Chief Executive Officer. As a part of this transition, Mr. Declan McKeon stepped down as Chairman of the Board of Directors and was appointed to the position of lead independent director.

On October 3, 2017, Mr. Eugene McCague was appointed to the Board as a non-Executive Director.

Acquisitions

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired Clinical Research Management, Inc. (“ClinicalRM”) which resulted in initial net cash outflows of $52.4 million (including certain payments made on behalf of ClinicalRM totaling $9.2 million).  ClinicalRM is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster, with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies and commercial customers. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development and testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics.

On July 27, 2017, a subsidiary of the Company, ICON Clinicial Research Limited acquired Mapi Development SAS ('Mapi'). Mapi is a leading patient-centered health outcomes research and commercialization company. Initial cash outflows on acquisition were $144.1 million.  The acquisition of Mapi strengthens ICON’s existing commercialization and outcomes research business adding significant commercialization presence, analytics, real world evidence generation and strategic regulatory services.

Share repurchase program

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 22, 2016, which authorizes the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company.  On October 3, 2016, the Company commenced the share buyback program of up to $400 million.  At December 31, 2016, a total of 1,429,187 ordinary shares were redeemed by the Company under the buyback program for a total consideration of $110.0 million.  At September 30, 2017, a total of 2,797,323 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $218.1 million.   All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

New accounting pronouncements

Accounting Standards Update (‘ASU’) 2016-09 ‘Improvements to Employee Share-Based Payment Accounting’ was issued in March 2016 which simplifies various aspects related to the accounting and presentation of share-based payments. The amendments require entities to record all tax effects related to share-based payments at settlement or expiration through the income statement and the windfall tax benefit to be recorded when it arises, subject to normal valuation allowance considerations. All tax-related cash flows resulting from share-based payments are required to be reported as operating activities in the statement of cash flows. The effective date of the new standard for public companies is for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company has applied the modified retrospective approach, as required by the amendment to the standard, in determining the cumulative increase in retained earnings at January 1, 2017.  This resulted in the recognition of previously unrecognized excess tax benefits, as a credit to retained earnings, of $6.7 million.  The Company has adopted the cash flow presentation prospectively.

The new revenue recognition standard (ASU No. 2014-09 ‘Revenue from Contracts with Customers’) was released in 2014 and becomes effective for ICON plc with effect from January 1, 2018.  See note 10 for details.

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2017 AND DECEMBER 31, 2016

	(Unaudited)	(Audited)
	September 30,	December 31,
	2017	2016
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$209,805	$192,541
Short term investments - available for sale	82,673	68,046
Accounts receivable, net	344,898	416,229
Unbilled revenue	255,349	192,687
Other receivables	40,883	32,044
Prepayments and other current assets	42,185	35,170
Income taxes receivable	26,230	21,241
Total current assets	1,002,023	957,958

Other Assets:
Property, plant and equipment, net	152,305	148,967
Goodwill	764,377	616,088
Non-current other assets	15,097	13,831
Non-current income taxes receivable	16,451	12,698
Non-current deferred tax asset	29,374	19,691
Intangible assets	73,722	56,610
Total Assets	$2,053,349	$1,825,843
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$12,992	$8,696
Payments on account	261,503	272,757
Other liabilities	236,090	190,727
Income taxes payable	16,677	22,226
Total current liabilities	527,262	494,406
Other Liabilities:
Non-current bank credit lines and loan facilities	348,793	348,511
Non-current other liabilities	21,036	23,752
Non-current government grants	960	887
Non-current income taxes payable	16,994	8,482
Non-current deferred tax liability	10,750	4,631
Commitments and contingencies	-	-
Total Liabilities	925,795	880,669
Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
54,152,200 shares issued and outstanding at September 30, 2017 and
54,530,843 shares issued and outstanding at December 31, 2016	4,669	4,692
Additional paid‑in capital	471,721	438,126
Other undenominated capital	896	809
Accumulated other comprehensive income	(46,444)	(86,300)
Retained earnings	696,712	587,847
Total Shareholders' Equity	1,127,554	945,174
Total Liabilities and Shareholders' Equity	$2,053,349	$1,825,843

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017 AND SEPTEMBER 30, 2016
 (UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(in thousands except share and per share data)

Revenue:
Gross revenue	$596,169	$622,261	$1,766,016	$1,754,491
Reimbursable expenses	(155,846)	(202,060)	(462,716)	(523,138)

Net revenue	440,323	420,201	1,303,300	1,231,353

Costs and expenses:
Direct costs	259,672	243,244	760,175	709,831
Selling, general and administrative expense	79,433	81,235	241,655	242,192
Depreciation and amortization	16,280	14,543	45,123	44,120
Restructuring	-	4,065	7,753	8,159

Total costs and expenses	355,385	343,087	1,054,706	1,004,302

Income from operations	84,938	77,114	248,594	227,051
Interest income	632	462	1,766	1,155
Interest expense	(3,177)	(3,227)	(9,535)	(9,640)

Income before provision for income taxes	82,393	74,349	240,825	218,566
Provision for income taxes	(8,239)	(10,470)	(30,445)	(30,649)

Net income	$74,154	$63,879	$210,380	$187,917

Net income per Ordinary Share:

Basic	$1.37	$1.15	$3.89	$3.39

Diluted	$1.35	$1.13	$3.84	$3.33

Weighted average number of Ordinary Shares outstanding:

Basic	54,109,566	55,734,773	54,110,022	55,355,020

Diluted	54,756,184	56,645,239	54,840,112	56,475,319

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017 AND SEPTEMBER 30, 2016 (UNAUDITED)

	Nine Months Ended
	September 30,	September 30,
	2017	2016
Cash flows from operating activities:	(in thousands)
Net income	$210,380	$187,917
Adjustments to reconcile net income to net cash provided by operating activities:
Loss on disposal of property, plant and equipment	185	27
Depreciation expense	31,748	31,374
Amortization of intangibles	13,375	12,746
Amortization of government grants	(33)	(33)
Interest on short term investments	(887)	(498)
Realised gain on sale of short term investments	-	(39)
Stock compensation expense	26,961	31,135
Amortization of gain on interest rate hedge	(696)	(693)
Amortization of financing costs	408	422
Deferred taxes	1,579	(404)
Changes in assets and liabilities:
Decrease in accounts receivable	90,205	17,825
Increase in unbilled revenue	(47,707)	(18,373)
Increase in other receivables	(5,560)	(11,876)
Increase in prepayments and other current assets	(2,169)	(1,395)
Increase in other non-current assets	(1,219)	(1,857)
Decrease in payments on account	(40,389)	(67,868)
Increase/(decrease) in other current liabilities	2,449	(54,826)
(Decrease)/increase in other non-current liabilities	(3,682)	4,118
Increase in income taxes payable	792	4,163
Increase/(decrease) in accounts payable	1,444	(2,826)
Net cash provided by operating activities	277,184	129,039
Cash flows from investing activities:
Purchase of property, plant and equipment	(23,690)	(29,345)
Purchase of subsidiary undertakings	(144,131)	(54,009)
Cash acquired with subsidiary undertaking	18,634	1,842
Purchase of short term investments	(36,451)	(19,047)
Sale of short term investments	22,728	21,484
Net cash used in investing activities	(162,910)	(79,075)
Cash flows from financing activities:
Proceeds from exercise of equity compensation	7,825	7,243
Share issue costs	(13)	(16)
Excess tax benefit on exercise of equity compensation	-	5,381
Repurchase of ordinary shares	(108,106)	-
Share repurchase costs	(86)	-
Drawdown of bank credit lines and loan facilities	-	73,000
Repayment of bank credit lines and loan facilities	-	(20,000)
Net cash provided by financing activities	(100,380)	65,608
Effect of exchange rate movements on cash	3,370	(175)
Net increase in cash and cash equivalents	17,264	115,397
Cash and cash equivalents at beginning of period	192,541	103,911
Cash and cash equivalents at end of period	$209,805	$219,308

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(UNAUDITED)

					Accumulated
			Additional	Other	Other
			Paid-in	Undenominated	Comprehensive	Retained
	Shares	Amount	Capital	Capital	Income	Earnings	Total

	(dollars in thousands, except share data)

Balance at December 31, 2016	54,530,843	$4,692	$438,126	$809	$(86,300)	$587,847	$945,174

Comprehensive income:
Net income	-	-	-	-	-	210,380	210,380
Currency translation adjustment	-	-	-	-	27,274	-	27,274
Currency impact of long term funding	-	-	-	-	12,925	-	12,925
Tax on currency impact of long term funding	-	-	-	-	335	-	335
Unrealized capital gain – investments	-	-	-	-	18	-	18
Amortization of interest rate hedge	-	-	-	-	(696)	-	(696)

Total comprehensive income	-	-	-	-	39,856	210,380	250,236

Exercise of share options	321,685	21	7,761	-	-	-	7,782
Issue of restricted share units	667,808	43	-	-	-	-	43
Share issuance costs	-	-	(13)	-	-	-	(13)
Non-cash stock compensation expense	-	-	25,847	-	-	-	25,847
Share repurchase program	(1,368,136)	(87)	-	87	-	(108,106)	(108,106)
Share repurchase costs	-	-	-	-	-	(86)	(86)
Cumulative effect adjustment from adoption of ASU 2016-09	-	-	-	-	-	6,677	6,677

Balance at September 30, 2017	54,152,200	$4,669	$471,721	$896	$(46,444)	$696,712	$1,127,554

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2017

1. Basis of Presentation

These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2016. Operating results for the three and nine months ended September 30, 2017, are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2017.

2. Goodwill

	Nine months ended	Year ended
	September 30,	December 31,
	2017	2016
	(in thousands)

Opening balance	$616,088	$588,434
Current period acquisitions (Note 3)	129,072	34,576
Prior period acquisitions (Note 3)	1,393	7,689
Foreign exchange movement	17,824	(14,611)

Closing balance	$764,377	$616,088

3. Business Combinations

Acquisitions – Mapi Group.

On July 27, 2017, a subsidiary of the Company, ICON Clinical Research Limited, acquired Mapi Development SAS ('Mapi'). Mapi is a leading patient-centered health outcomes research and commercialization company. Cash outflows on acquisition were $144.1 million.

The acquisition of Mapi has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The Company has made a provisional assessment of the fair value of assets acquired and liabilities assumed as at that date. The table following summarizes the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed:

July 27,
2017
(in thousands)
Cash	$18,634
Property, plant and equipment	3,196
Goodwill*	129,072
Intangible assets**	30,637
Accounts receivable	14,167
Unbilled revenue	11,818
Prepayments and other current assets	4,458
Other receivables	2,379
Income taxes receivable	2,799
Accounts payable	(3,184)
Payments on account	(28,851)
Other liabilities	(28,814)
Non-current other liabilities	(1,061)
Non-current deferred tax liability	(1,966)

Net assets acquired	$153,284

Cash outflows	$144,131
Assessment of valuation of contingent consideration at acquisition	$9,153
Total consideration	$153,284

*Goodwill represents the acquisition of an established workforce with experience in late phase commercialization, analytics, real world evidence generation and strategic regulatory services in clinical trial services for biologics, drugs and devices.
**The Company has made an initial estimate of separate intangible assets acquired of $30.6 million, being customer relationships and order book assets.  This assessment is under review and will be finalized within 12 months of the date of acquisition.

Acquisitions – Clinical Research Management, Inc.

On September 15, 2016, a subsidiary of the Company, ICON US Holdings Inc. acquired ClinicalRM resulting in an initial net cash outflow of $52.4 million inclusive of certain payments made on behalf of ClinicalRM totaling $9.2 million.

ClinicalRM is a full-service CRO specializing in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. The organization helps customers progress their products to market faster with a wide array of research, regulatory and sponsor services within the U.S. and around the globe. ClinicalRM provide full service and functional research solutions to a broad range of US government agencies. Their extensive expertise extends across basic and applied research, infectious diseases, vaccines development and testing and the response to bio-threats. They have worked in collaboration with government and commercial customers to respond to the threat of global viral epidemics. Further consideration of up to $12.0 million is payable if certain performance milestones are achieved in respect of periods up to December 31, 2017.  The fair value of the contingent consideration on acquisition and at March 31, 2017, was estimated at $6 million.  The evaluation of the performance and forecast performance of ClinicalRM against performance milestones was updated as required at June 30, 2017.  Arising from that evaluation, the fair value of the contingent consideration liability was determined as $Nil, resulting in a net credit of $6 million being recorded within selling, general & administrative expenses in the Statement of operations.

The acquisition of ClinicalRM has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the fair values of the assets acquired and liabilities assumed:

September 15,
2016
(in thousands)
Cash	$3,168
Property, plant and equipment	939
Goodwill*	35,969
Customer lists	4,012
Order backlog	1,668
Brand	1,409
Accounts receivable	11,431
Unbilled revenue	3,868
Prepayments and other current assets	1,673
Accounts payable	(165)
Other liabilities	(5,569)
Non-current other liabilities	(7)

Net assets acquired	$58,396

Cash outflows (including other liabilities assumed of $9.2 million)	$52,396
Assessment of valuation of contingent consideration at acquisition	6,000
Total consideration	$58,396

*Goodwill represents the acquisition of an established workforce with experience in preclinical through Phase IV support of clinical research and clinical trial services for biologics, drugs and devices. Goodwill related to the US portion of the business acquired is tax deductible.

Acquisitions - PMG

On December 4, 2015, a subsidiary of the Company, ICON Clinical Research LLC. acquired PMG for total cash outflows of $65.4 million, including certain payments made on behalf of PMG totaling $10.1 million. PMG is an integrated network of 52 clinical research sites in North Carolina, South Carolina, Tennessee, Illinois and Iowa. The site network includes wholly owned facilities and dedicated clinical research sites. PMG conducts clinical trials in all major therapeutic areas and has particular expertise in vaccine, gastroenterology, cardiovascular, neurology and endocrinology studies. It has a proprietary database of clinical trial participants.   It also has access to in excess of 2 million active patients via electronic medical records through its partnerships with healthcare institutions and community physical practices.

The acquisition of PMG has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations.  The table following summarizes the fair values of the assets acquired and liabilities assumed:

December 4,
2015
(in thousands)
Cash	$194
Property, plant and equipment	712
Goodwill*	48,728
Customer lists	6,938
Order backlog	2,948
Accounts receivable	11,597
Prepayments and other current assets	1,329
Accounts payable	(530)
Other liabilities	(3,456)
Non-current deferred tax liability	(3,106)

Net assets acquired	65,354

Cash consideration	53,681
Other liabilities assumed	10,060
Working capital adjustment	1,613
Total cash outflows	65,354

*Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for the development of drugs, medical devices and diagnostics, with a specific focus on strategy to increase efficiency and productivity in product development. In finalizing the goodwill on acquisition of PMG in the twelve month period from acquisition, fair value adjustments of $7.7 million were made to deferred tax liabilities ($3.1 million), accounts receivable acquired ($1.4 million), other liabilities ($1.2 million) and the value of the customer list and order backlog assets acquired ($0.4 million).  Additional consideration of $1.6 million was provided on completion of the contractual working capital process.

Acquisitions - MediMedia Pharma Solutions

On February 27, 2015, a subsidary of the Company, ICON Holdings Unlimited Company (formerly ICON Holdings), acquired MediMedia Pharma Solutions for cash consideration of $104.8 million (net of working capital adjustments of $3.9 million). In addition to the cash consideration, certain payments were made on behalf of MediMedia Pharma Solutions on completion totaling $11.3 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies. The acquisition agreement also provided for certain working capital targets to be achieved by MediMedia Pharma Solutions.

The acquisition of MediMedia Pharma Solutions has been accounted for as a business combination in accordance with FASB ASC 805 Business Combinations. The table following summarizes the fair values of the assets acquired and liabilities assumed on acquisition:

February 27,
2015
(in thousands)
Property, plant and equipment	$1,049
Goodwill*	92,084
Customer lists	22,752
Order backlog	2,521
Accounts receivable	5,240
Unbilled Revenue	4,324
Prepayments and other current assets	621
Accounts payable	(749)
Payments on account	(4,186)
Deferred tax liability	(2,171)
Other liabilities	(5,483)

Net assets acquired	$116,002

Cash consideration	$108,717
Other liabilities assumed**	11,283
Gross cash outflows	120,000
Working capital adjustment	(3,998)
Net cash outflows	$116,002

*Goodwill represents the acquisition of an established workforce with experience in the provision of strategic payer-validated market access solutions while the acquisition of Complete Healthcare Communications comprises an established workforce with significant communication experience working with medical affairs, commercial and brand development teams within the life science industry.  Goodwill related to the US portion of the business is tax deductible.
** Payments made at acquisition date of $11.3 million were in respect of certain one-time liabilities which have subsequently been discharged.

4. Restructuring

Restructuring charges

A restructuring charge of $7.8 million was recognized during the nine months ended September 30, 2017, under a restructuring plan adopted following a review of operations.  The restructuring plan reflected resource rationalization across the business to improve resource utilization.

Details of the restructuring charge recognized in the three and nine months ended September 30, 2017, are as follows;

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)

Restructuring charges	-	$4,065	$7,753	$8,159

Total	-	$4,065	$7,753	$8,159

Details of the movement in the restructuring charge recognized in the three and nine months ended September, 30 2017 are as follows;

Workforce reductions
(in thousands)
Initial restructuring charge recorded	$7,753
Cash payments	$(2,536)
Foreign exchange movement	-

Provision at September 30, 2017	$5,217

Prior Periods Restructuring charges

A restructuring charge of $8.2 million was recognized during the year ended December 31, 2016, under a restructuring plan adopted following a review by the Company of its operations.  The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization, resulting in a charge of $6.2 million and office consolidation resulting in the recognition of an onerous lease obligation of $2.0 million during the twelve months ended December 31, 2016.  No additional charge was recorded during the nine months ended September 30, 2017.

	Workforce	Onerous
	Reductions	Lease	Total
		(in thousands)

Total provision recognized	$6,190	$1,969	$8,159
Utilized	(5,734)	(571)	(6,305)
Foreign exchange	(63)	-	(63)
Provision at December 31, 2016	$393	$1,398	$1,791
Utilized	(393)	(757)	(1,150)
Provision at September 30, 2017	-	$641	$641

At September 30, 2017, $5.6 million is included within other liabilities and $0.5 million within non-current other liabilities.

5. Income Taxes

Income taxes recognized during the three and nine months ended September 30, 2017, comprise:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)

Provision for income taxes before restructuring and other items	$8,239	$10,979	$31,414	$31,669
Tax impact of restructuring and other items	-	(509)	(969)	(1,020)

Provision for income taxes after restructuring and other items	$8,239	$10,470	$30,445	$30,649

As at September 30, 2017, the Company maintains a $27.7 million liability (December 31, 2016: $29.9 million) for unrecognized tax benefit, which is comprised of $24.1 million (December 31, 2016: $26.6 million) related to items generating unrecognized tax benefits and $3.6 million (December 31, 2016: $3.3 million) for interest and related penalties to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to examination by the major tax jurisdictions where the Company does business are 2012 through 2016 tax years. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

6. Net income per ordinary share

Basic net income per ordinary share has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares. There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016

Weighted average number of ordinary shares outstanding for basic net income per ordinary share	54,109,566	55,734,773	54,110,022	55,355,020
Effect of dilutive share options outstanding	646,618	910,466	730,090	1,120,299
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	54,756,184	56,645,239	54,840,112	56,475,319

7. Share-based Awards

Share Options

On July 21, 2008, the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any employee, or any Director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-executive Director retained by the Company or any Subsidiary for the purchase of ordinary shares.

On February 14, 2017, both the 2008 Employee Plan and the 2008 Consultants Plan (together the “2008 Option Plans”) were amended and restated in order to increase the number of options that can be issued under the 2008 Consultants Plan from 400,000 to 1 million and to extend the date for options to be granted under the 2008 Option Plans.

Each option granted under the 2008 Option Plans will be an employee stock option, or Non-qualifying Stock Options (‘NSO’), as described in Section 422 or 423 of the Internal Revenue Code. Each grant of an option under the 2008 Options Plans will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6 million ordinary shares have been reserved under the 2008 Employee Plan, as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 1 million shares applies.  Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan, during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Plan. No options may be granted under the 2008 Option Plans after February 14, 2027.

On January 17, 2003, the Company adopted the Share Option Plan 2003 (the “2003 Share Option Plan”) pursuant to which the Compensation and Organization Committee of the Board could grant options to officers and other employees of the Company or its subsidiaries for the purchase of ordinary shares. An aggregate of 6 million ordinary shares were reserved under the 2003 Share Option Plan; and, in no event could the number of ordinary shares issued pursuant to options awarded under this plan exceed 10% of the outstanding shares, as defined in the 2003 Share Option Plan, at the time of the grant, unless the Board expressly determined otherwise. Further, the maximum number of ordinary shares with respect to which options could be granted under the 2003 Share Option Plan during any calendar year to any employee was 400,000 ordinary shares. The 2003 Share Option Plan expired on January 17, 2013. No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s shares at date of grant. Share options typically vest over a period of five years from date of grant and expire eight years from date of grant. The maximum contractual term of options outstanding at September 30, 2017 is eight years.

The following table summarizes option activity for the nine months ended September 30, 2017:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2016	1,466,444	$43.45	$13.94
Granted	219,113	$85.98	$25.06
Exercised	(321,685)	$24.19	$9.19
Forfeited	(49,579)	$53.65	$16.58

Outstanding at September 30, 2017	1,314,293	$54.87	$16.86	4.97

Exercisable at September 30, 2017	612,869	$39.86	$13.25	3.71

The Company has outstanding options with fair values ranging from $8.53 to $25.99 per option or a weighted average fair value of $11.56 per option. The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2017, was 612,869. Fully vested share options at September 30, 2017, have an average remaining contractual term of 3.71 years, an average exercise price of $39.86 and a total intrinsic value of $45.4 million. The total intrinsic value of options exercised during the nine months ended September 30, 2017 was $21.8 million (September 30, 2016: $12.5 million).

The following table summarizes the movement in non-vested share options for the nine months ended September 30, 2017:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value

Non-vested outstanding at December 31, 2016	814,870	$54.37	$16.55

Granted	219,113	$85.98	$25.06
Vested	(290,600)	$44.61	$14.40
Forfeited	(41,959)	$59.31	$17.87

Non-vested outstanding at September 30, 2017	701,424	$67.99	$20.02

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the nine months ended September 30, 2017, and September 30, 2016, was calculated using the Black-Scholes option pricing model.  The weighted average fair values and assumptions used were as follows:

	Nine Months Ended
	September 30,	September 30,
	2017	2016

Weighted average fair value	$25.06	$20.10
Assumptions:
Expected volatility	29%	30%
Dividend yield	0%	0%
Risk-free interest rate	1.93%	1.39%
Expected life	5 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On July 21, 2008, the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan. An aggregate of 1.0 million ordinary shares have been reserved for issuance under the 2008 RSU Plan.

On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit (“RSU”) and Performance Share Unit (“PSU”) Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a Subsidiary to receive an award under the plan.  On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the RSU Plan by 2.5 million shares.  Accordingly, an aggregate of 4.1 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the nine months ended September 30, 2017:

	PSU Outstanding Number of Shares	PSU Weighted Average Fair Value	PSU Weighted Average Remaining Contractual Life	RSU Outstanding Number of Shares	RSU Weighted Average Fair Value	RSU Weighted Average Remaining Contractual Life

Outstanding at December 31, 2016	830,523	$60.73	1.11	1,025,484	$58.64	1.40

Granted	87,794	$84.10		183,301	$88.63
Shares vested	(320,640)	$46.63		(353,243)	$44.89
Forfeited	(60,056)	$66.67		(110,354)	$62.91

Outstanding at September 30, 2017	537,621	$72.05	1.18	745,188	$71.90	1.50

The fair value of RSUs vested for the nine months ended September 30, 2017, totaled $15.9 million (full year 2016: $10.8 million).

The fair value of PSUs vested for the nine months ended September 30, 2017, totaled $15.0 million (the fair value of PSUs vested for the full year 2016 was $10.3 million).

The PSUs vest based on service and specified EPS targets over the period 2014 – 2017, 2015 – 2018, 2016 – 2019 and 2017 – 2020. Since 2013, 274,628 PSUs (net of forfeitures) have been granted.  Up to an additional 262,993 PSUs may also be granted, based on the actual EPS from 2014 to 2020.

Non-cash stock compensation expense

Non-cash stock compensation expense for the three and nine months ended September 30, 2017 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(In thousands)		(In thousands)
Direct costs	$4,551	$5,755	$14,855	$16,830
Selling, general and administrative	3,709	4,690	12,106	14,305

	$8,260	$10,445	$26,961	$31,135

Total non-cash stock compensation expense not yet recognized at September 30, 2017, amounted to $60.6 million. The weighted average period over which this is expected to be recognized is 2.2 years.

The amendments required by Accounting Standards Update (‘ASU’) 2016-09 ‘Improvements to Employee Share-Based Payment Accounting’ require the Company to record all tax effects related to share-based payments through the income statement rather than additional paid in capital. The Company has applied the updated standard prospectively in the first nine months of the year ended December 31, 2017.

8. Share Capital

On October 3, 2016, the Company commenced a previously announced share buyback program of up to $400 million.  The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law, the United States securities laws, and the Company’s constitutional documents through open market share acquisitions.

The buyback program gives a broker authority to acquire the Company’s ordinary shares from time to time on the open market in accordance with agreed terms and limitations. The acquisition of shares pursuant to the buyback program was effected by way of redemption and cancellation of the shares, in accordance with the Constitution of the Company.

During the nine months ended September 30, 2017, 1,368,136 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $108.1 million. At September 30, 2017 a total of 2,797,323 ordinary shares were redeemed by the Company under this buyback program for a total consideration of $218.1 million. All ordinary shares that were redeemed under the buyback program were canceled in accordance with the Constitution of the Company and the nominal value of these shares transferred to an other undenominated capital reserve as required under Irish Company Law.

9. Business Segment Information

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, together the (‘CODM’) in accordance with FASB ASC 280-10 Disclosures about Segments of an Enterprises and Related Information. The Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, were together considered the Company’s CODM in the period up to and including March 1, 2017.  On March 1, 2017, Mr. Ciaran Murray transitioned from his role as Chief Executive Officer to the role of Executive Chairman of the Board of Directors and Dr. Steve Cutler was appointed as Chief Executive Officer. As of March 1, 2017, the Company determined that the CODM is comprised of the Chief Executive Officer and the Chief Financial Officer.

The Company determines and presents operating segments based on the information that is provided to the CODM.  The Company has determined that we operate in one single business segment which is the provision of outsourced development services on a global basis to the pharmaceutical, biotechnology and medical devices industries. There have been no changes to the basis of segmentation or the measurement basis for the segment results in the period.

The Company is a contract research organization (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies.  The Company has the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution.  The Company has expanded predominately through internal growth together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company is generally awarded projects based upon responses to requests for proposals received from companies in the pharmaceutical, biotechnology and medical device industries or work orders executed under our strategic partnership arrangements. Contracts with customers are generally entered into centrally, in most cases with ICON Clinical Research Limited (“ICON Ireland”), the Company’s principal operating subsidiary in Ireland. Revenues, which consist primarily of fees earned under these contracts, are allocated to individual entities within the Group, based on where the work is performed in accordance with the Company’s global transfer pricing model.

ICON Ireland acts as the group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the group, it’s ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the ICON Group on the basis of a guaranteed cost plus mark up for the services they perform in each of their local territories. The cost plus mark up for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate arms-length return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The cost plus mark-up policy is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the cost plus revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise net revenues of the Group after deducting the cost plus revenues attributable to the activities performed outside Ireland.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, Belgium, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Switzerland, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

The geographical distribution of the Company’s segment measures as at September 30, 2017, and December 31, 2016, and for the three and nine months ended September 30, 2017, and September 30, 2016, is as follows:

a) The distribution of net revenue by geographical area was as follows:

	Three Months ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)
Ireland	$107,820	$97,299	$312,916	$293,787
Rest of Europe	89,536	76,427	239,447	231,505
U.S.	192,947	204,265	600,640	581,732
Rest of World	50,020	42,210	150,297	124,329

Total	$440,323	$420,201	$1,303,300	$1,231,353
* All sales shown for Ireland are export sales.

b) The distribution of income from operations, including restructuring, by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)
Ireland	$62,152	$63,933	$164,760	$178,081
Rest of Europe	2,526	837	15,124	9,144
U.S.	16,150	11,471	52,897	34,081
Rest of World	4,110	873	15,813	5,745

Total	$84,938	$77,114	$248,594	$227,051

c)  The distribution of income from operations, excluding restructuring, by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)
Ireland	$62,152	$64,821	$172,513	$182,698
Rest of Europe	2,526	1,364	15,124	9,979
U.S.	16,150	13,813	52,897	36,423
Rest of World	4,110	1,181	15,813	6,110

Total	$84,938	$81,179	$256,347	$235,210

d) The distribution of property, plant and equipment, net, by geographical area was as follows:

	September 30,	December 31,
	2017	2016
	(in thousands)
Ireland	$101,941	$105,684
Rest of Europe	8,827	6,231
U.S.	26,073	29,428
Rest of World	15,464	7,624

Total	$152,305	$148,967

e) The distribution of depreciation and amortization by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2017	2016	2017	2016
	(in thousands)		(in thousands)
Ireland	$6,985	$6,588	$19,465	$19,146
Rest of Europe	3,469	1,730	6,498	5,265
U.S.	4,819	5,368	16,348	17,154
Rest of World	1,007	857	2,812	2,555

Total	$16,280	$14,543	$45,123	$44,120

f) The distribution of total assets by geographical area was as follows:

	September 30,	December 31,
	2017	2016
	(in thousands)
Ireland	$797,019	$766,120
Rest of Europe	512,827	337,062
U.S.	633,065	651,160
Rest of World	110,438	71,501

Total	$2,053,349	$1,825,843

10.            New accounting pronouncements –Revenue from Contacts with Customers

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. To achieve the core principle of the new standard, an entity should apply the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.  Early adoption is permitted for annual periods beginning after December 16, 2016.  Subsequent to issuing ASU 2014-09, the FASB issued the following amendments concerning clarification of ASU 2014-09. In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (“ASU 2016-08”), which further clarifies the implementation guidance on principal versus agent considerations. The new guidance requires either a retrospective or a modified retrospective approach to adoption. In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606), Identifying Performance Obligations and Licensing (“ASU 2016-10”), which clarifies the identification of performance obligations and the licensing implementation guidance, while retaining the related principles for those areas. In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients (“ASU 2016-12”), which provides clarification on assessing the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts at transition.

The updated standard is effective for ICON in the first quarter of the year ended December 31, 2018.   ICON has elected to adopt the updated standard using the cumulative effect transition method.  Under this transition method, ICON will apply the new standard as of the date of initial application (i.e. January 1, 2018), without restatement of comparative period amounts.  ICON plc will record the cumulative effect of initially applying the new standard (to revenue and cost) as an adjustment to the opening balance of equity at the date of initial application.  Under this method, ICON will apply the requirements of the new standard to those contracts not completed at the date of initial application.

While we continue to assess all potential impacts of the new standard, we believe the most significant impact relates to our assessment of measurement of performance and percentage of completion in respect of our clinical trials service revenue.

Under current GAAP, the revenue attributable to performance is determined based on both input and output methods of measurement based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. We have evaluated the application of the requirements of ASC 606 to ‘recognize revenue when or as the entity satisfies a performance obligation’ to its business.  We have concluded that under the revised standard, clinical trial service is a single performance obligation satisfied over time i.e. the full service obligation in respect of a clinical trial (including services provided by investigators and other parties) is considered a single performance obligation in respect of the clinical services revenue stream.   Promises offered to the customer are not distinct within the context of the contract.

We have also concluded that ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research project.  ICON measure over time performance obligation considering progress towards completion on an input measure being total project costs inclusive of third party costs.  The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through) adjusted to reflect historical experience to determine a realizable contract value.  Revenue will be recognized as the single performance obligation is satisfied.  The progress towards completion for clinical service contracts will be measured based on percentage completion of realizable contract value at each reporting period.

The revised standard includes additional disclosure requirements related to revenue.  Our results for the first quarter of the year ended December 31, 2018, being the quarter ended March 31, 2018, will include expanded disclosure in respect of (i) disaggregated revenue disclosures from contracts with customers (ii) separate disclosure of contract assets and liabilities (iii) disclosure of retrospective revenue and (iv) disclosure of the remaining performance obligations by product/service (or backlog).

Due to the complexity of certain of our contracts, the actual revenue recognition treatment required under the new standard for these arrangements may be dependent on contract-specific terms and vary in some instances.

ICON plc

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the unaudited Condensed Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related notes thereto included in our  Form 20-F for the year ended December 31, 2016. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a CRO providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the Global CRO partner of choice, delivering best in class information, solutions and performance in clinical and outcomes research.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2017, we employed approximately 13,117 employees, in 97 locations in 38 countries. During the nine months ended September 30, 2017, we derived approximately 46.1%, 42.4% and 11.5% of our net revenue in the United States, Europe and Rest of World respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or "milestones". Revenue from contracts is recognized on a proportional performance method based on the relationship between time incurred and the total estimated duration of the trial or on a fee-for-service basis depending to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. All investigator fees and certain other costs, where reimbursed by clients, are deducted from gross revenue to arrive at net revenue. As these costs vary from contract to contract, we view net revenue as our primary measure of revenue growth.

As the nature of our business involves the management of projects having a typical duration of a few weeks to several years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrolment or investigator recruitment. In the event of termination the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients. At September 30, 2017, we had a backlog of approximately $4.8 billion, compared with approximately $4.2 billion at December 31, 2016. We believe that our backlog as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects underlying the backlog, and no assurances can be given on the extent to which we will be able to realize this backlog as net revenue.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations.

As we conduct operations on a global basis, our effective tax rate depends on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Results of Operations

Three Months Ended September 30, 2017 compared with Three Months Ended September 30, 2016

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Three Months Ended
	September 30, 2017	September 30, 2016	2017 to 2016
			Percentage
	Percentage of Net Revenue		Increase/
			(Decrease)

Net revenue	100.0%	100.0%	4.8%

Costs and expenses:
Direct costs	59.0%	57.9%	6.8%
Selling, general and administrative	18.0%	19.3%	(2.2)%
Depreciation	2.6%	2.5%	6.4%
Amortization	1.1%	1.0%	27.2%
Restructuring	-	1.0%	(100.0)%

Income from operations	19.3%	18.3%	10.1%

Net revenue for the period increased by $20.1 million, or 4.8%, from $420.2 million for the three months ended September 30, 2016, to $440.3 million for the three months ended September 30, 2017. Net revenue increased by 3.2% in constant currency and decreased by 2.6% in constant dollar organic terms. The increase in revenues in the three months ended September 30, 2017 can be explained by both continued organic growth, and the additional net revenues from the acquisition of ClinicalRM on September 15, 2016 and from the acquisition of Mapi on July 27, 2017.  During the three months ended September 30, 2017 we derived approximately 43.8%, 44.8% and 11.4% of our net revenue in the United States, Europe and Rest of World respectively.  During the three months ended September 30, 2017 $170.9 million or 38.8% of our net revenues were derived from our top 5 customers compared to $185.4 million or 44.1% of net revenues derived from our top 5 customers during the three months ended September 30, 2016. The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Net revenue from this customer contributed 16.6% of net revenue for the quarter, compared to 25.2% of net revenue in respect of the three months ended September 30, 2016. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top five customers.

Net revenue in Ireland increased from $97.3 million for the three months ended September 30, 2016, to $107.8 million for the three months ended September 30, 2017. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 9 Business Segmental Information for further details). Net revenue in our Rest of Europe region increased from $76.4 million for the three months ended September 30, 2016 to $89.5 million for the three months ended September 30, 2017, principally reflecting the acquisition of Mapi in July 2017.  Net revenue in our Rest of World region increased from $42.2 million for the three months ended September 30, 2016, to $50.0 million for the three months ended September 30, 2017.  This reflects a non-recurring intercompany pricing adjustment for services historically provided by certain Rest of World subsidiaries.  Net revenue in the U.S. region decreased from $204.3 million for the three months ended September 30, 2016, to $192.9 million for the three months ended September 30, 2017.

Direct costs for the period increased by $16.5 million, or 6.8%, from $243.2 million for the three months ended September 30, 2016 to $259.7 million for the three months ended September 30, 2017. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $17.8 million, and increases in other direct project related costs of $0.9 million. These increases were offset by a decrease in laboratory costs of $2.0 million and a decrease travel related costs of $0.2 million. As a percentage of net revenue, direct costs have increased from 57.9% for the three months ended September 30, 2016, to 59% for the three months ended September 30, 2017.

Selling, general and administrative expenses for the period decreased by $1.8 million, or 2.2%, from $81.2 million for the three months ended September 30, 2016, to $79.4 million for the three months ended September 30, 2017. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. Lease charges of $1.1 million were recorded principally in respect of premises vacated during the period on review of our facilities.  The net decrease in selling, general and administration expenses for the period of $1.8 million reflects this item in addition to a continued focus on personnel related expenditure and facilities and related costs. As a percentage of net revenue, selling, general and administrative expenses, decreased from 19.3% for the three months ended September 30, 2016, to 18.0% for the three months ended September 30, 2017.

Depreciation expense for the period increased by $0.7 million, or 6.4%, from $10.7 million for three months ended September 30, 2016, to $11.4 million for three months ended September 30, 2017. Depreciation expense arises principally from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue the depreciation expense for the three months ended September 30, 2017, (2.6%) increased marginally on the percentage of net revenue charge for the three months ended September 30, 2016, (2.5%).  Amortization expense for the period increased by $1.0 million, or 27.2%, from $3.9 million for the three months ended September 30, 2016, to $4.9 million for the three months ended September 30, 2017. Amortization expense represents the amortization of intangible assets acquired on business combinations. The main reason for the increase in the amortization expense for the period relates to the additional amortization for the period related to the acquisition of ClinicalRM in September 2016, and the acquisition of Mapi in July 2017.  As a percentage of net revenue, amortization expense increased from 1.0% for the three months ended September 30, 2016, to 1.1% for the three months ended September 30, 2017.

During the three months ended September 30, 2016, a restructuring charge of $4.1 million was recognized under a restructuring plan adopted following a review by the company of its operations.  The restructuring plan includes resource rationalizations in certain areas of the business to improve resource utilization (see note 4 Restructuring for further information). During the three months ended September 30, 2017, no restructuring charge was recognized.

As a result of the above, income from operations for the three months increased by $7.8 million, or 10.1%, from $77.1 million for the three months ended September 30, 2016, ($81.2 million excluding restructuring charges) to $84.9 million for the three months ended September 30, 2017. As a percentage of net revenue, income from operations increased from 18.3% of net revenues for the three months ended September 30, 2016 (19.3% excluding restructuring charges) to 19.3% of net revenues for the three months ended September 30, 2017.

Income from operations in Ireland decreased from a profit of $63.9 million for the three months ended September 30, 2016 ($64.8 million excluding restructuring charges) to a profit of $62.2 million for the three months ended September 30, 2017.  Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 9 Business Segmental Information for further details). Income from operations in our Rest of Europe region increased from $0.8 million for the three months ended September 30, 2016, ($1.4 million excluding restructuring charges) to $2.5 million for the three months ended September 30, 2017, while income from operations in our Rest of World region increased from $0.9 million for the three months ended September 30, 2016, ($1.2 million excluding restructuring charges) to $4.1 million for the three months ended September 30, 2017.  Income from operations in the U.S. region increased from $11.5 million for the three months ended September 30, 2016, ($13.8 million excluding restructuring charges) to $16.2 million for the three months ended September 30, 2017.  This reflects the income contribution since acquisition of ClinicalRM, and the impact of refinements to the consideration earned by US subsidiaries under the Group’s global transfer pricing model, offset in part by increased amortization charges.

Interest expense of $3.2 million for the three months ended September 30, 2017, is in line with the charge for the three months ended September 30, 2016. Interest income increased by $0.1 million or 36.8%, from $0.5 million for the three months ended September 30, 2016, to $0.6 million for the three months ended September 30, 2017.

Provision for income taxes decreased from $10.5 million ($11.0 million excluding restructuring) for the three months ended September 30, 2016, to $8.2 million for the three months ended September 30, 2017.  The Company’s effective tax rate for the three months ended September 30, 2017, was 10.0% compared with 14.1% (14.0% excluding restructuring charges) for the three months ended September 30, 2016. The effective tax rate in Q3 benefited from the favourable settlement of a number of tax audits during the quarter and the resulting release of provisions in respect of uncertain tax positions upon the conclusion of those tax audits. The effective tax rate in Q3 also benefited from favourable return to provision true ups in respect of returns filed in certain jurisdictions during the quarter. Apart from these discrete items, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Nine Months Ended September 30, 2017 compared with Nine Months Ended September 30, 2016

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

	Nine Months Ended
	September 30, 2017	September 30, 2016	2017 to 2016
			Percentage
	Percentage of Net Revenue		Increase/
			(Decrease)

Net revenue	100.0%	100.0%	5.8%

Costs and expenses:
Direct costs	58.3%	57.7%	7.1%
Selling, general and administrative	18.5%	19.7%	(0.2)%
Depreciation	2.5%	2.5%	1.2%
Amortization	1.0%	1.0%	4.9%
Restructuring	0.6%	0.7%	(5.0)%

Income from operations	19.1%	18.4%	9.5%

Net revenue for the period increased by $71.9 million, or 5.8%, from $1,231.4 million for the nine months ended September 30, 2016 to $1,303.3 million for the nine months ended September 30, 2017. Net revenue increased by 5.8% in constant currency and by 1.5% in constant dollar organic terms. The increase in revenues in the nine months ended September 30, 2017, can be explained by both continued organic growth, and the additional net revenues from the acquisition of ClinicalRM on September 15, 2016, and the acquisition of Mapi on July 27, 2017.  During the nine months ended September 30, 2017, we derived approximately 46.1%, 42.4% and 11.5% of our net revenue in the United States, Europe and Rest of World respectively.  During the nine months ended September 30, 2017, $545.4 million or 41.8% of our net revenues were derived from our top 5 customers compared to $552.3 million or 44.9% of net revenues derived from our top 5 customers during the nine months ended September 30, 2016. The largest of these customers related to a Strategic Partnership with a large global pharmaceutical company.  Net revenue from this customer contributed 20.2% of net revenue for the nine months ended September 30, 2017, compared to 27.4% of net revenue in respect of the nine months ended September 30, 2016. The addition of new customer accounts, particularly mid-tier pharma customers and biotech customers continues to result in a reduction in concentration of revenues from our top five customers.

Net revenue in Ireland increased from $293.8 million for the nine months ended September 30, 2016, to $312.9 million for the nine months ended September 30, 2017. Net revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 9 Business Segmental Information for further details). Net revenue in our Rest of Europe region increased from $231.5 million for the nine months ended September 30, 2016 to $239.5 million for the nine months ended September 30, 2017, principally reflecting the acquisition of Mapi in July 2017.  Net revenue in our Rest of World region increased from $124.3 million for the nine months ended September 30, 2016 to $150.3 million for the nine months ended September 30, 2017.  This reflects a non-recurring intercompany pricing adjustment for services historically provided by certain Rest of World subsidiaries.  Net revenue in the U.S. region increased from $581.7 million for the nine months ended September 30, 2016, to $600.6 million for the nine months ended September 30, 2017. Net revenues in the U.S. region for the nine months ended September 30, 2017, was impacted positively by the acquisition of ClinicalRM which was acquired on September 15, 2016.

Direct costs for the period increased by $50.4 million, or 7.1%, from $709.8 million for the nine months ended September 30, 2016, to $760.2 million for the nine months ended September 30, 2017. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $45.7 million, and increases in other direct project related costs of $7.2 million. This increase was offset by a decrease in travel related costs of $1.6 million and laboratory costs of $0.9 million. As a percentage of net revenue, direct costs increased from 57.7% for the nine months ended September 30, 2016, to 58.3% for the nine months ended September 30, 2017.

Selling, general and administrative expenses for the period decreased by $0.5 million, or 0.2%, from $242.2 million for the nine months ended September 30, 2016, to $241.7 million for the nine months ended September 30, 2017. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. During the nine months ended September 30, 2017, a credit of $6 million was recorded being the reduction in the assessment of the fair value of contingent consideration liability relating to the acquisition of ClinicalRM (see note 3).  Once-off professional costs of $3.5 million were also recorded in the period. Lease charges of $4.2 million were recorded principally in respect of premises vacated during the period on review of our facilities.  The net decrease in selling, general and administration expenses of $0.5 million reflects these items and continued focus on personnel related expenditure and facilities and related costs. As a percentage of net revenue, selling, general and administrative expenses, decreased from 19.7% for the nine months ended September 30, 2016, to 18.5% for the nine months ended September 30, 2017.

Depreciation expense for the period increased by $0.4 million, or 1.2%, from $31.4 million for the nine months ended September 30, 2016, to $31.8 million for the nine months ended September 30, 2017. Depreciation expense arises principally from continued investment in facilities, information systems and equipment to support the Company’s growth. As a percentage of net revenue the depreciation expense for the nine months ended September 30, 2017 was 2.5%, which is in line with the nine months ended September 30, 2016.  Amortization expense for the period increased by $0.7 million, or 4.9%, from $12.7 million for the nine months ended September 30, 2016, to $13.4 million for the nine months ended September 30, 2017. Amortization expense represents the amortization of intangible assets acquired on business combinations. The main reason for the increase in the amortization expense for the period relates to the additional amortization for the period related to the acquisition of ClinicalRM (September 2016) and Mapi (July 2017). As a percentage of net revenue, amortization expense for the nine months ended September 30, 2017, was 1.0%, which is in line with the nine months ended September 30, 2016.

During the nine months ended September 30, 2017, the Company implemented a restructuring plan which contains Company resource rationalizations in order to improve operating efficiencies and reduce expenses. A restructuring charge of $7.8 million was recognized during the nine months ended September 30, 2017.  (See note 4 Restructuring for further information). A restructuring charge of $8.2 million was recognized during the nine months ended September 30, 2016.

As a result of the above, income from operations for the nine months ended September 30, 2017, increased by $21.5 million, or 9.5%, from $227.1 million for the nine months ended September 30, 2016, ($235.2 million excluding restructuring charges) to $248.6 million for the nine months ended September 30, 2017, ($256.3 million excluding restructuring charges). As a percentage of net revenue, income from operations increased from 18.4% (19.1% excluding restructuring charges) of net revenues for the nine months ended September 30, 2016, to 19.1% of net revenues for the nine months ended September 30, 2017, (19.7% excluding restructuring charges).

Income from operations in Ireland decreased from a profit of $178.1 million for the nine months ended September 30, 2016, ($182.7 million excluding restructuring charges) to a profit of $164.8 million for the nine months ended September 30, 2017, ($172.5 million excluding restructuring charges). Income from operations in Ireland is impacted by the Group’s global transfer pricing model (see note 9 Business Segmental Information for further details). Income from operations in our Rest of Europe region increased from $9.1 million for the nine months ended September 30, 2016, ($10.0 million excluding restructuring charges) to $15.1 million for the nine months ended September 30, 2017, ($15.1 million excluding restructuring charges), while income from operations in our Rest of World region increased from $5.8 million for the nine months ended September 30, 2016, ($6.1 million excluding restructuring charges) to $15.8 million for the nine months ended September 30, 2017, ($15.8  million excluding restructuring charges). This reflects a non-recurring intercompany pricing adjustment for services historically provided by certain Rest of World subsidiaries.  Income from operations in the U.S. region increased from $34.1 million for the nine months ended September 30, 2016, ($36.4 million excluding restructuring charges) to $52.9 million for the nine months ended September 30, 2017, ($52.9 million excluding restructuring charges), principally reflecting a credit of $6 million recorded on revaluation of the contingent consideration related to the acquisition of ClinicalRM, the income contribution since acquisition of ClincalRM, and the impact of refinements to the consideration earned by US subsidiaries under the Group’s global transfer pricing model.  These increases were offset in part by increased amortization charges.

Interest expense for the period decreased from $9.6 million for the nine months ended September 30, 2016, to $9.5 million for the nine months ended September 30, 2017. Interest income increased by $0.6 million or 52.9%, from $1.2 million for the nine months ended September 30, 2016 to $1.8 million for the nine months ended September 30, 2017.

Provision for income taxes decreased from $30.6 million ($31.7 million excluding restructuring) for the nine months ended September 30, 2016, to $30.4 million ($31.4 million excluding restructuring) for the nine months ended September 30, 2017.  The Company’s effective tax rate for the nine months ended September 30, 2017, was 12.6% (12.6% excluding restructuring charges) compared with 14.0% (13.9% excluding restructuring charges) for the nine months ended September 30, 2016. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and Capital Resources

The CRO industry is generally not capital intensive. The Group’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a small down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2016	Drawn down/ (repaid)	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance September 30, 2017
		$ in thousands
Cash and cash equivalents	192,541	-	13,894	-	3,370	209,805
Private placement notes	(348,511)	-		(282)	-	(348,793)
	(155,970)	-	13,894	(282)	3,370	(138,988)

The Company’s cash and short term investment balances at September 30, 2017, amounted to $292.5 million compared with cash and short term investment balances of $260.6 million at December 31, 2016.  The Company’s cash and short term investment balances at September 30, 2017, comprised of cash and cash equivalents of $209.8 million and short-term investments of $82.7 million. The Company’s cash and short term investment balances at December 31, 2016, comprised of cash and cash equivalents of $192.5 million and short-term investments of $68.0 million.

On December 15, 2015, ICON Investments Five Unlimited Company issued Senior Notes for aggregate gross proceeds of $350.0 million in a private placement. The Senior Notes will mature on December 15, 2020. Interest payable is fixed at 3.64%, and is payable semi-annually on the Senior Notes on each June 15 and December 15, commencing June 15, 2016. The Senior Notes are guaranteed by ICON plc.

On June 30, 2014, the Company entered into a five year committed multi-currency Revolving Credit Facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank (“Revolving Credit Facility”). Each bank subject to the agreement has committed $25 million to the facility, with equal terms and conditions in place with all institutions.  The facility is guaranteed by ICON plc. The facility bears interest at LIBOR plus a margin. No amounts were drawn at September 30, 2017, or at December 31, 2016, in respect of the Revolving Credit Facility. Amounts available to the Group under the facility at both September 30, 2017 and December 31, 2016 were therefore $100.0 million.

The Group also has an uncommitted short-term revolving credit facility of $30 million. No amounts were drawn under this facility at 31 December 2016, or at September 30, 2017.

Net cash provided by operating activities was $277.2 million for the nine months ended September 30, 2017 compared with cash provided by operating activities of $129.0 million for the nine months ended September 30, 2016.  This reflects the positive cash flow impact of the increase in revenues and underlying profitability of the Company.

The dollar value of these balances and the related number of days revenue outstanding (i.e. revenue outstanding as a percentage of revenue for the period, multiplied by the number of days in the period) can vary over a study or trial duration. Contract fees are generally payable in instalments based on the delivery of certain performance targets or “milestones” (e.g. target patient enrolment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Days revenue outstanding can vary therefore due to, amongst others, the scheduling of contractual milestones over a study or trial duration, the delivery of a particular milestone during the period or the timing of cash receipts from customers.  A decrease in the number of days revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows. The number of days revenue outstanding at September 30, 2017, was 50 days compared to 50 days at December 31, 2016.  The number of days revenue outstanding at September 30, 2016, was 50 days compared to 41 days at December 31, 2015.

Net cash used in investing activities was $162.9 million for the nine months ended September 30, 2017, compared to net cash used in investing activities of $79.1 million for the nine months ended September 30, 2016. Net cash used in the nine months ended September 30, 2017, relates to capital expenditure of $23.7 million, which was mainly comprised of investment in facilities and IT infrastructure and $125.5 million net cash outflow on the acquisition of Mapi. During the nine months ended September 30, 2017, $36.5 million was used for the purchase of short term investments and $22.7 million was generated by the sale of short term investments.  Net cash used in investing activities during the nine months ended September 30, 2016, relates to capital expenditure of $29.3 million, $54.0 million for cash paid for acquisitions, which is inclusive of $52.4 million being the cash consideration for the ClinicalRM acquisition offset by $1.8 million acquired with Clinical RM and a further $1.6 million for a working capital adjustment in relation to the PMG acquisition (see note 3 Business Combinations for further details). During the nine months ended September 30, 2016, $19.0 million was used for the purchase of short term investments offset by the sale of short term investments of $21.5 million.

Net cash used in financing activities during the nine months ended September 30, 2017, amounted to $100.4 million compared to net cash provided by financing activities of $65.6 million for the nine months ended September 30, 2016.  Cash outflows in respect of financing includes cash payments in respect of the Company’s share repurchase program totaling $108.1 million during the nine months ended September 30, 2017.  In addition, $7.8 million was received by the Company from the exercise of share options. During the nine months ended September 30, 2016, $5.4 million was recognized in relation to the tax benefit from the exercise of share options.  In addition, $7.2 million was received by the Company from the exercise of share options. During the nine months ended September 30, 2016, there was $53.0 million drawn down from the five year committed multi-currency Revolving Credit Facility.  There was also $20.0 million drawn down and subsequently repaid by the Company under a one year uncommitted short term revolving credit facility (of  $30.0 million) with  Santander UK plc.  The facility bears interest at LIBOR plus a margin.   No amounts were drawn under this facility at September 30, 2017.

As a result of these cash flows, cash and cash equivalents increased by $17.3 million for the nine months ended September 30, 2017, compared to an increase of $115.4 million for the nine months ended September 30, 2016.

Inflation

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial condition.

Legal Proceedings

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date: October 26, 2017	Brendan Brennan
Chief Financial Officer